RECEIVED

2006 NOV 27 P 12:

[redacted]

06018785

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

82-03470

20th November, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Resolutions to be passed by Members by Postal Ballot

Reference is made to our letter dated 30th October, 2006, inter alia, advising that the Board of Directors of the Company at its meeting held that day, recommended for the approval of the Members of the Company, by way of postal ballot, fresh limit of 5% of the issued and subscribed Share Capital of the Company as on 31st March, 2006, to be earmarked for issue of shares from time to time under a new Employee Stock Option Scheme.

We now enclose six advance copies of the Notice dated 30th October, 2006 to the Members of the Company, together with the Explanatory Statement and the Postal Ballot Form.

Yours faithfully,
ITC Limited

(R. K. Singh)
Deputy Secretary

Encl. as above.

PROCESSED
NOV 29 2006
THOMSON
FINANCIAL

dlw 11/27

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

TO THE MEMBERS OF THE COMPANY

Notice pursuant to Section 192A of the Companies Act, 1956 read with the Companies (passing of the resolution by postal ballot) Rules, 2001

NOTICE IS HEREBY GIVEN that the Special Resolutions set out hereunder are proposed to be passed by means of Postal Ballot for the purpose of offering and issuing shares under an Employee Stock Option Scheme in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 read with Section 81(1A) of the Companies Act, 1956. Explanatory Statement relating to the Special Resolutions is annexed.

The Board of Directors of your Company at its meeting held on 30th October, 2006, has appointed Mr. R. L. Auddy, a Senior Solicitor, as the Scrutinizer for conducting the Postal Ballot voting process.

Please read carefully the instructions printed in the enclosed Postal Ballot Form and return the same, completed and signed, in the postage prepaid self-addressed envelope attached, so as to reach the Scrutinizer on or before the close of working hours on Wednesday, 10th January, 2007.

The Scrutinizer, after completion of scrutiny, will submit his Report to the Chairman of the Company. The results of Postal Ballot will be declared by the Chairman on Monday, 22nd January, 2007 at 11.00 a.m. at the Registered Office of the Company. The results will also be put up on the Company's corporate website www.itcportal.com.

SPECIAL RESOLUTIONS

1. To consider and, if thought fit, to pass the following resolution proposed as a Special Resolution:-

   "Resolved that, in accordance with Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (the 'Act'), the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (the 'Guidelines'), including any amendment of the Act and / or the Guidelines or re-enactment of the Act, and the provisions of the Articles of Association of the Company, and subject to such other approvals and sanctions as may be necessary, the Board of Directors of the Company (the 'Board', which term shall be deemed to include the Compensation Committee thereof) be and is hereby authorised to grant, offer and issue to such present and future permanent employees and Directors of the Company (collectively referred to as the 'employees'), as may be decided by the Board, Options exercisable by the employees to subscribe to such number of Ordinary Shares of the Company under an 'Employee Stock Option Scheme' (the 'Scheme'), not exceeding five per cent of the issued and subscribed Share Capital of the Company as on 31st March, 2006 i.e. up to 18,77,58,943 Ordinary Shares of Re.1/- each (as adjusted for any bonus, consolidation or other re-organisation of the capital structure of the Company from time to time), at such price, in such manner, during such period, in one or more tranches, as set out in the Explanatory Statement annexed to this Resolution, and on such other terms and conditions as the Board may decide;

   And Further that the Board, including any Committee thereof, be and is hereby authorised to issue and allot such number of Ordinary Shares as may be required in pursuance of the Scheme, and that the Ordinary Shares so issued and allotted shall rank pari passu with the then existing Ordinary Shares of the Company;

   And Further that, for the purpose of giving effect to this Resolution, the Board be and is hereby authorised on behalf of the Company to evolve, decide upon and bring into effect the Scheme and make any modifications, variations or revisions thereto or to suspend, withdraw, terminate or revive the Scheme from time to time and to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary or desirable, and to settle all questions, difficulties or doubts that may arise, without the

Board being required to seek any further consent / approval of the Members to the end and intent that the Members shall be deemed to have given such consent / approval expressly by the authority of this Resolution."

2. To consider and, if thought fit, to pass the following resolution proposed as a Special Resolution:-

"Resolved that the benefits of the Employee Stock Option Scheme proposed under Resolution No. 1 of this Notice dated 30th October, 2006, and duly approved by the Members, be extended to such present and future permanent employees including Managing / Wholetime Directors of such subsidiary companies of the Company, as may be decided by the Board of Directors of the Company (the 'Board', which term shall be deemed to include the Compensation Committee thereof)."

Dated : 30th October, 2006.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

EXPLANATORY STATEMENT

Item Nos. 1 & 2

The Members at the Extraordinary General Meeting held on 17th January, 2001 had approved introduction of an 'Employee Stock Option Scheme' for the employees of the Company and its Directors, and also for the employees including Managing / Wholetime Directors of subsidiary companies of the Company, in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (the 'Guidelines'). In terms of the aforesaid approval, grant of Options under the Employee Stock Option Scheme was permitted, subject to such grant not resulting in issue of Ordinary Shares exceeding 5 per cent of the issued and subscribed Share Capital of the Company as on 31st March, 2000. Pursuant to the above, the Board of Directors of your Company formulated an Employee Stock Option Scheme and Options so far granted thereunder are expected to result in issue of Ordinary Shares up to 4.42 per cent of the issued and subscribed Share Capital as on 31st March, 2000.

Stock Options serve to align the interests of employees with those of the shareholders by creating a common sense of purpose towards enhancing shareholder value and also serve to attract and retain talent that is absolutely essential for the survival and growth of the Company in an environment that increasingly demands global competitiveness. Further, your Company's subsidiaries are of strategic importance in its growth plans. Stock Options will support the objective of creating value for your Company in such subsidiaries.

Towards this end, the Board of Directors of your Company at its meeting held on 30th October, 2006, recommended for the approval of the Members the formulation of a new Employee Stock Option Scheme under the nomenclature, 'ITC Employee Stock Option Scheme – 2006' (the 'Scheme'), in accordance with the provisions of the Guidelines, for the employees of the Company and its Directors, and also for the employees including Managing / Wholetime Directors of subsidiary companies of the Company (the 'employees') as may be determined by the Board of

Directors (the 'Board', which term shall be deemed to include the Compensation Committee thereof). The salient features of the Scheme are detailed below:-

(a) **Options to be granted**

Options to be granted under the Scheme shall not result in issue of Ordinary Shares exceeding 5 per cent of the issued and subscribed Share Capital of the Company as on 31st March, 2006 i.e. up to 18,77,58,943 Ordinary Shares of Re.1/- each (as adjusted for any bonus, consolidation or other re-organisation of the capital structure of the Company from time to time).

(b) **Employees entitled to participate in the Scheme**

(i) Such present and future permanent employees and Directors of the Company, as may be determined by the Board, and

(ii) Such present and future permanent employees including Managing / Wholetime Directors of such subsidiary companies, as may be determined by the Board.

Options granted to an employee will not be transferable and shall not be pledged, hypothecated, mortgaged or otherwise alienated in any manner whatsoever.

(c) **Requirement of Vesting and Period of Vesting**

Vesting to commence after a period of 1 year from the date of grant of Options and may extend up to 3 years from the date of grant. Vesting may occur in one or more tranches, subject to the terms and conditions of vesting, as may be determined by the Board.

(d) **Exercise Price or Pricing Formula**

The Exercise Price will not be lower than the closing price of the Company's Share on the National Stock Exchange of India Limited (the 'NSE') on the date of grant, or the average price of the Company's Share in the six months preceding the date of grant based on the daily closing price on the NSE, or the 'Market Price' as defined from time to time under the Guidelines, as may be determined by the Board.

(e) **Exercise Period and Process of Exercise**

The Exercise Period shall commence from the date of vesting and will expire not later than 5 years from the respective date(s) of vesting of Options.

The Options will be exercisable by employees by making application(s) to the Company in such manner as may be prescribed under the Scheme.

Options will lapse if not exercised within the Exercise Period.

(f) **Appraisal Process for determining eligibility of employees under the Scheme**

The appraisal process for determining the eligibility of employees and the quantum of Options to be issued to them will include the Company's performance, the level / grade of the employee and such other criteria as may be determined by the Board. Notwithstanding anything contained in Resolution Nos.1 & 2 or the Explanatory Statement thereto, the Board will have the absolute discretion to determine the eligibility of an employee for grant of Options under the Scheme and the quantum of Options to be granted.

(g) **Maximum number of Options to be issued per employee and in aggregate**

The number of Options to be issued to an employee under the Scheme would be determined by the Board. However, no single employee shall be granted, in any financial year, Options exceeding

0.1 per cent of the issued and subscribed Share Capital of the Company as on 31st March, 2006, i.e. up to 37,55,178 Ordinary Shares of Re.1/- each (as adjusted for any bonus, consolidation or other re-organisation of the capital structure of the Company from time to time). The aggregate of all such grants under the Scheme shall not exceed 5 per cent of the issued and subscribed Share Capital of the Company as on 31st March, 2006.

The overall limits for grant and exercise of Options, as approved by the Members at the Annual General Meeting held on 29th July, 2005, will continue to apply with respect to Options to Non-Executive Directors of the Company.

(h) **Method of Valuation of Options**

The Company will adopt the intrinsic value method of valuation of Options. Notwithstanding the above, the Company may adopt any other method as may be determined by the Board and as permitted under the *Guidelines*.

In case the Company calculates the employee compensation cost using the intrinsic value of the Stock Options, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised if it had used the fair value of the Options, will be disclosed in the Directors' Report as also the impact of this difference on profits and on EPS of the Company.

The Company will conform to the applicable Accounting Policies prescribed under the Guidelines.

The Ordinary Shares to be allotted pursuant to exercise of Options shall be listed on the Stock Exchanges where the Company's existing Ordinary Shares are then listed and necessary applications will be made to those Stock Exchanges for this purpose.

Consent of the Members by way of special resolution in general meeting is required for issue of shares under an Employee Stock Option Scheme in terms of the Guidelines read with the provisions of Section 81(1A) of the Companies Act, 1956 (the 'Act'). Further, Section 192A(4) of the Act provides that if a resolution is assented to by a requisite majority of the shareholders by means of postal ballot, it shall be deemed to have been duly passed at a general meeting convened in that behalf.

In terms of the Guidelines, a separate resolution is required to be passed if the benefits under the Scheme are also to be extended to the employees of subsidiary companies. A Resolution is proposed accordingly under Item No. 2, to cover the employees including Managing / Wholetime Directors of subsidiary companies of the Company. The aggregate number of Options to be offered to the employees of the subsidiary companies under Resolution No. 2 *will also be within* the overall limit of 5 per cent as stated under (a) above.

The Directors of the Company are interested in the Special Resolutions to the extent of the Options that may be granted to them.

The Board of Directors of your Company recommends both the Special Resolutions for your approval.

Dated : 30th October, 2006.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

ITC Limited

Registered Office : Virginia House, 37 J. L. Nehru Road, Kolkata 700 071

POSTAL BALLOT FORM

(Please read the instructions printed overleaf carefully before completing this Form)

Serial No. :

(i) Name(s) of Member(s) including joint holders, if any **(in block letters)** :

(ii) Registered address of the Sole / First named Member :

SPECIMEN

(iii) DP ID No. & Client ID No.* / Registered Folio No. (*Applicable to Members holding shares in dematerialised form) :

(iv) No. of Shares held :

(v) I / We hereby exercise my / our vote in respect of the Special Resolutions to be passed through Postal Ballot as stated in the Notice dated 30th October, 2006 by conveying my / our assent or dissent to the said Resolutions by placing tick (✓) mark in the appropriate box below:

Special Resolution No.	Description	No. of Shares	I / We assent to the Resolution (FOR)	I / We dissent to the Resolution (AGAINST)
1.	**Special Resolution under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 read with Section 81(1A) of the Companies Act, 1956, for offer and issue of shares under an Employee Stock Option Scheme to employees and Directors of the Company.**			
2.	**Special Resolution under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 read with Section 81(1A) of the Companies Act, 1956, for offer and issue of shares under an Employee Stock Option Scheme to employees including Managing / Wholetime Directors of subsidiary companies of the Company.**			

Place :

Date :

Signature of the Member

Note : Last date for receipt of Postal Ballot Form by the Scrutinizer - **Wednesday, 10th January, 2007.**

INSTRUCTIONS:

a) A Member desiring to exercise vote by Postal Ballot may complete and sign this Postal Ballot Form and send it to the Scrutinizer in the enclosed postage prepaid self-addressed envelope. Postal Ballot Forms deposited in person, or sent by courier at the expense of the Member, will also be accepted. Voting through any other form or photocopy of this Postal Ballot Form will not be considered valid.

b) In case of joint holding, the Form should be completed and signed by the first named Member and in his absence by the next named Member. The signature of the Member on this Postal Ballot Form should be as per the specimen signature registered with the Company or furnished by National Securities Depository Limited / Central Depository Services (India) Limited to the Company, in respect of shares held in the physical form or dematerialised form, respectively.

c) In respect of shares held by companies, trusts, societies etc., the completed Postal Ballot Form should be accompanied by certified copy of Board Resolution / appropriate Authorisation, with the specimen signature(s) of the authorised signatory(ies) duly attested.

d) In case this Postal Ballot Form is signed by a Member through an Attorney, an attested copy of the Power of Attorney should be attached to the Postal Ballot Form.

e) Voting rights shall be reckoned on the paid-up value of shares registered in the name of the Member on Tuesday, 21st November, 2006.

f) Completed Postal Ballot Forms should reach the Scrutinizer no later than the close of working hours on Wednesday, 10th January, 2007. Postal Ballot Forms received thereafter will be treated as if the same have not been received.

g) A Member may request for a duplicate Postal Ballot Form, if so required. However, the duly completed and signed duplicate Postal Ballot Form(s) should reach the Scrutinizer no later than the date and time specified under Serial No. (f) above.

h) Postal Ballot Forms which are incomplete or unsigned or defective in any other manner are liable to be rejected. The Scrutinizer's decision in this regard shall be final and binding.

i) Members are requested not to send any other paper alongwith this Postal Ballot Form.

j) The date of declaration of the results of Postal Ballot by the Chairman of the Company, as indicated in the Notice i.e. Monday, 22nd January, 2007, at 11.00 a.m., will be the date of passing of the Resolutions. The results will be declared at the Registered Office of the Company and will also be put up on the Company's corporate website www.itcportal.com for the information of the Members.

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